Exhibit 21.1 Computation Ration of Earnings to Fixed Charges

	EMERITUS CORPORATION
	Ratio of Earnings to Fixed Charges
	(In thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Net Income (Loss)	(14,618)	12,302	(40,540)	(8,081)	(6,455)
(Income) Loss from Discontinued Operations	50	2,197	(373)	896	(247)
Provision for Income Taxes	(3,044)	9,358	1,188	418	-
(Earnings) Losses of Less-Than-50%-Owned Affiliates	993	(2,188)	775	143	312
Fixed Charges	75,979	75,023	65,232	39,067	29,934
Net Income from Continuing Operations + Fixed Charges	59,360	96,692	26,282	32,443	23,544

Fixed Charges:
Interest on Debt	6,084	5,541	8,990	9,653	8,244
Interest on Capital Leases	30,539	31,331	21,858	5,076	2,394
Interest on Financing Leases	10,718	10,866	6,830	700	-
Interest on Debentures	1,661	2,000	2,000	2,000	2,080
Amortization of Loan Fees	251	406	2,520	1,339	900
Interest Element in Rental Expenses	26,727	24,879	23,034	20,299	16,316
Total Fixed Charges	75,979	75,023	65,232	39,067	29,934

Preferred Dividends
Amount Declared	-	599	3,737	6,238	7,343
Effective Tax Rate	n/a	39%	n/a	n/a	n/a
Gross Up to Pretax Basis Based on Effective Tax Rate:	-	982	3,737	6,238	7,343

Ratio of Earnings to Fixed Charges	n/a	1.29	n/a	n/a	n/a

Ratio of Earnings to Fixed Charges and Preferred Dividends	n/a	1.27	n/a	n/a	n/a

Year Ended December 31,
	2006	2005	2004	2003	2002
Additional Earnings to Achieve a 1 to 1 Ratio (In Thousands)	16,619	n/a	38,950	6,624	6,390

Additional Earnings to Achieve a 1 to 1 Ratio (In Thousands)	16,619	n/a	42,687	12,862	13,733